Skadden, Arps, Slate, Meagher & Flom llp
                                                                155 NORTH WACKER DRIVE
                                                                CHICAGO, ILLINOIS 60606

                                                                March 29, 2010

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

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RE: Van Kampen Tax-Exempt Trust
File Numbers 811-4746 and 2-96030
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on January 26, 2010 by Van Kampen Tax-Exempt Trust, on behalf of its series, Van Kampen High Yield Municipal Fund (the “Fund”), under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 36 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about March 29, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.
Comments to Prospectus

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2	The Fund has added disclosure as requested.

Comment 3	With respect to the Fund’s investment objective as stated in the section entitled “Summary – Investment Objective,” please state the basis for the phrase “as is consistent with the investment policies of the Fund,” given that a Fund’s policies may change from time to time.

Response 3	The phrase is intended to qualify the statement “to provide investors with as high a level of interest income exempt from federal income tax.” That is, the Fund will seek to provide as high level of interest income exempt from federal income tax as possible, but while adhering to the policies as articulated in its prospectus; namely, investing in a portfolio of medium- and lower-grade municipal securities. The Fund is not aware of any formal Staff guidance or rule related to the phrasing of a Fund’s investment objective to include a phrase such as the one referenced by the Staff, however the Fund notes that its investment objective has not changed since the Fund’s inception in 1992. The Fund respectfully acknowledges the Staff’s concern, but as the Fund’s investment objective is a fundamental policy, the Fund cannot change it without a shareholder vote.

Comment 4	Please supplementally advise the Staff to whom the term “investors” refers in the following sentence in the section entitled “Summary – Principal Investment Strategies:” “[t]to facilitate the management of the Fund’s portfolio, the Fund may from time to time suspend the continuous offering of its shares to investors.”

Response 4	The term “investors” refers to all people who invest or may invest in the Fund, including existing shareholders and potential new shareholders. At any time that the Fund suspends its continuous offering of its shares to any such persons, the Fund supplements its prospectus and makes clear to whom such purchases are prohibited.
Comments to Statement of Additional Information

Comment 5	In the section entitled “Investment Restrictions,” for restrictions 6, 7, 10, 12 and 14, please explain the exceptions referenced by the following: “except to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief from the provisions of the 1940 Act, as amended.”

Response 5	The Fund notes that the disclosure referenced provides the Fund with the flexibility to change its limitations with respect to any future changes in applicable laws, rules, regulations or exemptive relief without having to bear the expense of obtaining a shareholder vote. The Fund notes that such disclosure is currently provided in the section referenced by the Staff.

Comment 6	With respect to the paragraph following restriction 15 in the section entitled “Investment Restrictions,” please confirm that the language referenced is properly quoted.

Response 6	The Fund has revised the disclosure.
*  *  *
          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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